Exhibit 99.3

Lilium N.V. holds First ever General Meeting of Shareholders

Clear vote of confidence by Shareholders for management and Board of Directors

Amsterdam, the Netherlands, October 28, 2022: Klaus Roewe, who joined the company in August 2022 to serve as its Chief Executive Officer, has been formally approved as an Executive Director at the first ever General Meeting of Lilium N.V. (NASDAQ: LILM) (“Lilium”), the developer of the first all-electric vertical take-off and landing (“eVTOL”) jet.

The shareholders also expressed their overwhelming support for the seven Non-Executive Directors standing for re-appointment: Thomas Enders, David Wallerstein, Niklas Zennström, Gabrielle Toledano, Henri Courpron, David Neeleman and Margaret M. Smyth.

Thomas Enders, Chairman of the Board of Directors of Lilium, said: “With Klaus Roewe, one of the world’s most experienced aerospace executives, at the helm of Lilium now, I’m more convinced than ever that Lilium has both the right team and approach to take the jet forward and make it a commercial reality.”

Approximately 81% of Lilium voting rights were represented at the company’s General Meeting. All agenda items were carried by a majority of 97% or more. Lilium’s amended Articles of Association are available on Lilium’s Investor Relations webpage (https://investors.lilium.com/).

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Contact information for media:

Meredith Bell, Lilium

+41794325779

press@lilium.com

Contact Information for Investors:

Folke Rauscher, Lilium

+49 151 41 45 23 86

folke.rauscher@lilium.com

investors@lilium.com

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements.  Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.